VIA FEDERAL EXPRESS

April 22, 2008

Christopher J. Ryan
President & Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Avenue, Suite 7
Ronkonkoma, NY  11779

Dear Chris:

Based on the content of your recent correspondence, it appears that Lakeland Industries, Inc. has already spent a substantial amount of money on attorneys' fees in connection with the proposed proxy contest. In my opinion, these expenses were unnecessary and a needless waste of the Company's assets. As we discussed last year, I was willing to accept one non-voting observer at the Board after the Company rejected my earlier request for Board representation. Unfortunately, the Company would not have incurred any of these expenses if it had agreed to my request for an observer.

As a large shareholder in the Company, my desire for Board representation was to maximize shareholder value for all shareholders of the Company. However, in order to avoid additional expenses by the Company, Holtzman Opportunity Fund, L.P. is withdrawing its notice of intent to nominate two individuals for election to the Company's Board of Directors and I have no intent of nominating anyone for director at the 2008 annual meeting of stockholders.

I believe the Company would be best served, and I strongly urge you to appoint one independent and well-respected director to the Board. I think this would be viewed by the financial community as taking a positive step.

	Please feel free to call me if you have any questions.

						Sincerely,



						Seymour Holtzman
SH/jmq